December 21, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549 Attn: William Thompson Accounting Branch Chief Division of Corporation Finance Office of Consumer Products

Re:

GAS TRANSPORTER OF THE SOUTH INC

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed April 16, 2018

File No. 1-13396

Dear Mr. Thompson,

Reference is made to the comment letter (the “Comment Letter”), dated December 11, 2018, from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission with respect to the above referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed by Transportadora de Gas del Sur S.A. (the “Company”) on April 16, 2018.

The Company respectfully requests an extension to respond to the Comment Letter. The Company will submit a response to the letter via EDGAR as soon as possible, in any event no later than January 11, 2019.

We would like to thank you for your consideration of this request. Please do not hesitate to contact me with any further comments or questions.

Yours very truly,

GAS TRANSPORTER OF THE SOUTH INC

Per:	/s/ Alejandro M. Basso
Alejandro M. Basso Chief Financial Officer and Services Vice President

cc:

Alejandro Gonzalez Lazzeri, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ezequiel Calciati, Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Ltd.

Fernando Rodriguez, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina